SUB-ITEM 77C







Results of annual meeting of shareholders

The Annual Meeting of Shareholders of Western Asset Managed Municipals Fund Inc. was held on September 29, 2017 for the purpose of considering and voting upon the election of Directors. The following table provides information concerning the matter voted upon at the Meeting:


Nominees	Common and		Common and		Preferred	Preferred
		Preferred Shares,	Preferred Shares,	Shares Voted	Shares
		together, as a		together, as a		for Election	Withheld
		single class		single class
 		Votes For		Votes Withheld

Robert D. Agdern      40,298,955	 708,467		N/A		N/A
William R. Hutchinson 39,876,765	1,130,657		N/A		N/A
Riordan Roett	      39,511,371 	1,496,051		N/A		N/A